 North America Structured Investments  5yr Uncapped Accelerated Barrier Note linked to SPX/RTY  Overview  The notes are designed for investors who seek an uncapped return of the appreciation of the lesser performing of theS&P 500® Index and the Russell 2000® Index. Investors should be willing to forgo interest and dividend paymentsand, if the Final Value is less than the Initial Value by more than 50%, be willing to lose some or all of their principal  amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC,as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC.  Guarantor: JPMorgan Chase & Co.Minimum Denomination: $1,000  Index: S&P 500 Index (Bloomberg ticker: SPX) and Russell 2000 Index (Bloomberg ticker: RTY)  Contingent Buffer: 50%Upside Leverage Factor: At least 1.75*  Final Value: With respect to each index, the closing level of that Index on the Observation Date  Initial Value: With respect to each index, the closing level of that Index on the Pricing Date  Pricing Date: August 26, 2016  Observation Date: August 26, 2021  Maturity Date: August 31, 2021  CUSIP: 46646ESB9  Preliminary Term Sheet: http://sp.jpmorgan.com/document/cusip/46646ESB9/doctype/Product_Termsheet/document.pdfFor information about the estimated value of the notes, which likely will be lower than the price you paid for the notes,see the hyperlink above.  Payment at Maturity  If the Final Value of each Index is greater than or equal to its Initial Value, your payment at maturity per $1,000 principal amountnote will be calculated as follows:  $1,000 + ($1,000 × Lesser Performing Index Return × Upside Leverage Factor)  If the Final Value of either Index is less than its Initial Value but the Final Value of each Index is greater than or equal to its InitialValue or less than its Initial Value by up to the Contingent Buffer Amount, you will receive the principal amount of our notes atmaturity.  If the Final Value of either Index is less than its Initial Value by more than the Contingent Buffer Amount, your payment atmaturity per $1,000 principal amount note will be calculated as follows:  $1,000 + ($1,000 × Lesser Performing Index Return)  If the Final Value of either Index is less than its Initial Value by more than the Contingent Buffer Amount, you will lose more than  50.00% of your principal amount at maturity and could lose all of your principal amount at maturity.  * The final Upside Leverage Factor will be in the Pricing Supplement and will not be less than 1.75.  ** The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do notreflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included,the hypothetical returns and hypothetical payments shown above would likely be lower.  Hypothetical Returns on the Notes at Maturity**  Note Payoff at Maturity Index Peformance$2,000  $1,500  $1,000  $500  $0  -100% -80% -60% -40% -20% 0% 20% 40%  Index Return  Hypothetical Index Hypothetical Note Hypothetical  Return Return Payment at Maturity  100.00% 175.00% $2,750.00  40.00% 70.00% $1,700.00  30.00% 52.50% $1,525.00  20.00% 35.00% $1,350.00  5.00% 8.75% $1,087.50  0.00% 0.00% $1,000.00  -10.00% 0.00% $1,000.00  -20.00% 0.00% $1,000.00  -30.00% 0.00% $1,000.00  -50.00% 0.00% $1,000.00  -50.01% -50.01% $499.90  -60.00% -60.00% $400.00  -80.00% -80.00% $200.00  -100.00% -100.00% $0.00  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

5yr Uncapped Accelerated Barrier Note linked to SPX/RTY

Selected Benefits

- Diversified exposure to U.S. equity markets through the S&P 500 Index and Russell 2000 Index.
- You are entitled to repayment of principal in full at maturity, even if each Index declines by up to the Contingent Buffer Amount.
- Minimum denomination of $1,000 and integral multiples in excess thereof.
- Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

- Your investment in the notes may result in a loss of some or all of your principal.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial or JPMorgan Chase & Co.
- The benefit provided by the Contingent Buffer Amount may terminate on the Observation Date and, therefore, expose you to any depreciation of either of the Index.
- No interest payments, dividend payments or voting rights.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- You are exposed to the risks associated with small capitalization companies.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com